Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2026
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Yaron Meyer, Hani Luxenburg and/or Ofer Gonen, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on March 31, 2026, at the 2026 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300, at 10:00 a.m. Eastern Daylight Time (EDT) on Thursday, May 6, 2026, and at any and all adjournments or postponements thereof on the matters listed on the reverse side, which matters are more fully described in the Notice of 2026 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2026 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of the proposals, this Proxy will be voted “FOR” such proposals. This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
MEDIWOUND LTD.
MAY 6, 2026

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.equiniti.com to enjoy online access

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at - http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.
PLEASE SEE THE INSTRUCTIONS BELOW REGARDING PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⌧

Directions Regarding Proposal 3

BY EXECUTING AND SUBMITTING THIS PROXY CARD, YOU ARE DEEMED TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSAL 3.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposal 3, you should contact Yaron Meyer at yaronm@Mediwound.com, who will instruct you how to submit your vote. In that case, your vote will count towards or against the ordinary majority required for the approval of Proposal 3, but will not count towards or against the special majority required for the approval of that proposal.

To change the address on your account, please check the box below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐
	FOR	AGAINST	ABSTAIN
1. Re-election of the following director nominees:
(a) Nachum Shamir	☐	☐	☐
(b) Vickie R. Driver	☐	☐	☐
(c) David Fox	☐	☐	☐
(d) Shmuel (Milky) Rubinstein	☐	☐	☐
(e) Stephen T. Wills	☐	☐	☐

2. Re-appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm and authorization of the Company’s Board of Directors to fix its remuneration	☐	☐	☐

3. Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2025	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.